

June 2, 2008

Mail Stop 7010

<u>**Via U.S. mail**</u>

Steven G. Bunger
President, Chief Executive Officer and Chairman of the Board
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, Arizona 85283

Re: **Mobile Mini, Inc.**
        Preliminary Proxy Statement on Schedule 14A – Amendment No.2
        Filed on May 30, 2008
        File No.: 001-12804

Dear Mr. Bunger:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your revised disclosure in response to comment 4 of our May 28, 2008 letter. You state that a portion of the anticipated integration costs relates to exiting certain Mobile Mini locations. With a view toward disclosure, please explain whether exiting from these locations relates to consolidation of overlapping locations, or some other form of redundancy in operations on behalf of both Mobile Mini and Mobile Storage. In the alternative, please disclose the pertinent reasons for these exits.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melinda Hooker, Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3708 with any other questions.

Sincerely,

Lesli Sheppard
Special Counsel

cc: **Via Facsimile @ (212) 354-8113**

John Reiss, Esq.
Daniel Latham, Esq.
David Johansen, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787